PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Proof Media Inc.

6 grandview lane
Manalapan, NJ 07726

www.proofmedia.io



2500 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 267,500* Shares of Common Stock ($1,070,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 2,500 Shares of Common Stock ($10,000)

Company	Proof Media Inc.
Corporate Address	6 Grandview Lane, Manalapan, NJ 07726
Description of Business	Proof Media, Inc. is a community enabled technology company that allows users to vote on the truthfulness of online content, such as news stories, blog posts, tweets and other social media. What makes the Proof solution successful is that it relies on the wisdom of crowds, coupled with a unique and proprietary voting algorithm, all recorded on the blockchain. Proof has one main goal with the release of its beta product, and that is to eradicate fake news and blatantly misleading new stories that permeate the major media outlets.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$4.00
Minimum Investment Amount (per investor)	$100

Perks*

1. Any investors of $300 or greater are eligible to be the very first alpha testers of the Proof platform in December 2018. The alpha testers will receive a bonus which can be used to generate real money when the beta product launches.

2. Any investors of greater than $1,000 will be entitled to receive a $50 opening balance with the launch of the beta product to be released in Q1-Q2 2019.

3. Any investors of $75,000 or greater will be invited to the Proof Kick-off Event in Q3 2019 with the management team.

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Proof Media will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of common stock at $4/ share, you will receive 10 common stock bonus share, meaning you'll own 110 shares for $400. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).


THE COMPANY AND ITS BUSINESS


The company's business

Description of Business

Proof Media, Inc. is a community enabled technology company that allows users to vote on the truthfulness of online content, such as news stories, blog posts, tweets and other social media. What makes the Proof solution successful is that it relies on the wisdom of crowds, coupled with a unique and proprietary voting algorithm, all recorded on the r-chain blockchain. Proof has one main goal with the release of its beta product, and that is to eradicate fake news and blatantly misleading new stories that permeate the major media outlets. The product works in the following way:

1. a reader submits an article's URL to Proof;

2. registered Proof voters are then made aware of this article;

3. the voters read the article, perform research as to the truthfulness of the content, and then vote;

4. voters vote "mostly true" or "mostly false", and accompanying their vote is a monetary stake that they invested with their own money;

5. during the voting process, all votes are submitted in a blind manner, and no one knows how many votes are placed, and in what direction;

6. after meeting various algorithmic thresholds, the vote will close and the winners are identified as those who fall within the majority of the population;

7. losing voters will have a reduction in their wallet, and the reduction in the losers wallet will be transferred to the winner's wallet, less a fee to Proof.

Proof's voters are incentivized to get as many votes correct as possible. For each vote that a voter gets correct, they will be paid based on the number of Proofs invested with the vote. When a voter gets the vote incorrect, they will lose Proofs, and therefore be incentivized to do a more rigorous job next time. For more information about our voters, please see: https://medium.com/@christopheryoung_22652/proofs-community-will-lead-the-frontier-in-the-battle-against-untruthful-content-cb7326e850a9

In addition to our voters, Proof has submitters and readers. Submitters are those readers who have identified an article or piece of online content that looks suspicious or unsupported. These readers can submit the article's URL to Proof, and receive a notification when the voting is completed.

Lastly, our Readers are those who come to Proof for its growing meta database, where journals, journalists, and other relevant ranking data is provided.

Development Stage: Proof is currently in development with its alpha version coming to the market in Q4 2018.

Revenue Model

Proof receives revenue by charging a small fee on the number of Proofs that change hands between the winners and losers of votes. Proof charges a 3% percent fee. In addition, Proof anticipates advertising on the platform at some future period. Additional revenue will be identified with new product uses.

Sales, Supply Chain, & Customer Base

Proof is a multi-sided marketplace provider, meaning that it serves multiple clients, which include: voters, readers, submitters, and advertisers.

Competition

At this moment in time, there is no competitor offering the same solution as Proof. However, there are companies attempting to solve the fake news problem in a different manner. Following are other companies offering a different solution in hopes of solving the same problem:

1. TruStory

2. NewsGuard

3. Factmata

4. Snopes

5. PolitiFact

6. Factcheck.org

7. Trust Project

8. Eventum

9. WikiTribune

10. Claimbuster

11. Sapien

Liabilities and Litigation

Proof is not involved with any litigation, and presently has no outstanding liabilities, other than inter-period payroll. Proof expects to obtain a small corporate office, post the capital raise. This office will most likely entail signing a 12-month lease.

The team

Officers and directors

Luigi D'Onorio DeMeo	Co Founder, CEO and Director
Christopher Young PhD	Co Founder
Kevin Valentine	Investor & Board of Directors

Luigi D'Onorio DeMeo
For the past eight (8) years, I held various positions including my role as a Trader at Citigroup, specializing in equity securities and credit derivatives. My passion for financial markets led to a deep interest and appreciation into blockchain technology. I view this technology as having the ability to fix what is broke with the internet and building Proof is part of that mission. As a Co-founder of Proof, my role is to help set the vision and path for the product and to work with the team to build the best community possible. My promise is to never compromise on quality and to always remember why we are building Proof. I currently work at Proof Media full-time from inception in April 2018 to present and this is my primary role. Previous Roles: Associate at Sobel & Co LLC. Built financial models for purposes of economic damages and M&A 3/2017 - 5/2018 Equity Trader at Citigroup ICG. Traded industrial, material & REIT sector on the US Institutional desk. 8/2015 - 2/2017 Credit Index Trader at Citigroup. Traded CDX HY and IG on Institutional Trading Desk. 6/2014 - 8/2015

Christopher Young PhD

As co-founder of a startup, my role is, well, undefined. My daily task is to help build our Proof community, to understand what excites them about the platform, or what can be enhanced. Some people may call this role, strategic marketing, others may call it strategy. At the core of my responsibility is to understand our users and to work with our product management team to build the best community experience possible. Additionally, part of my role, wearing my economics hat, is to work with our economic advisory team to ensure we have the best voting mechanism possible and to always be in front of the changing science in this area. Prior to Proof I wore many hats, and some I still do so. I am a professor of business ethics at Rutgers Business School where I enjoy working with young minds as they think about their careers and the choices they make in business. I currently work at Proof Media full-time from inception in April 2018 to present. Previous Roles: Professor at Rutgers Business School. Professor in Department of Management and Global Business. 7/2014 - Present (full-time and primary role) Co-Founder at Red Maple Economics. Testifying expert and economic damages consultant. 4/2018 - Present Co-Founder at Proof Media 5/2018 - Present Fellow at Rutgers Institute for Ethical Leadership 12/2017 - Present Principal at Sobel & Co LLC. Managing Director of a team focused on economic consulting. 9/2012 - 4/2018 Managing Member at Reinvention Partners 08/2007 - 12/2017

Kevin Valentine

Kevin is an astute and trusted advisor experienced across a range of roles including venture capital, business development, and financial analysis. Kevin started his career as an analyst at Moody's Investor Service (10/2006 - 11/2007) where he focused on financial analysis and risk management. He then partnered (Partner) with a team of tech executives and scientists to form Q-Bank Group (11/2011 - present), a fund with an investment mandate focused on the commercialization of intellectual property (Artificial Intelligence and Neuroscience). Kevin became an investor in blockchain related projects in 2013 and serendipitously learned about RChain on Twitter from RChain board member Vlad Zamfir. Today, Kevin is a member of RChain's Executive Committee. Kevin has been a Venture Partner at Reflective Venture Partners since January 2018 and retains a financial interest in Q-Bank Group. Previous Roles: Board Director at Proof Media 8/2018 - Present Venture Partner at Reflective Ventures 4/2017- Present Business Development at Q-Bank 11/2011 - Present Co-op Member, Executive Committee at RChain Cooperative 4/2017 - Present

Number of Employees: 8

Related party transactions

Reflective Ventures invested $1,000,000 and received 20% of Proof Media Inc. common stock in the 2nd quarter of 2018. As of August 31, 2018, the cryptocurrency held is issued by Reflective.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **The Proof Network** Developing a voting network is of the utmost importance to the success of the Company. If the Company is unable to establish this network, the chances of the Company not achieving its goals is high.
- **Competitors** We will compete with larger, established companies who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the Proof platform developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.
- **No History.** Proof has no history, no clients, no revenues. If you are investing in Proof, it's because you think the Proof platform is a good idea, that the Company will be able to secure a large enough voter network to be successful, and that the Company can execute on developing and marketing its products.
- **Funds Required.** We believe that we will need approximately $2 million USD to successfully develop a voter network, and another $1m USD to continue to develop the Proof platform. Should we not obtain this goal, Proof will continue to raise additional funds.
- **Any valuation at this stage is difficult to assess** The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.
- **Business Projections.** There can be no assurance that Proof will meet its financial projections. There can be no assurance that the Company (and you will only make money) if there is sufficient demand for the product, people think its a better option than the competition and Proof has priced the services at a level that allows the Company to make a profit and still attract business.
- **Uncertain Risk** An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.
- **Your investment could be illiquid for a long time.** You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities

you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in our industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

- **We may not have enough capital as needed and may be required to raise more capital.** We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

- **The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business** To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

- **This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.** Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [shareholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Reflective Ventures LLC, 20.0% ownership, Common Stock
- Steve Careaga (General Partner of Reflective Ventures LLC), 33.0% ownership, Membership Interests of Reflective Ventures LLC
- Greg Heuss (General Partner of Reflective Ventures LLC), 33.0% ownership, Membership Interests of Reflective Ventures LLC
- David Otto (General Partner of Reflective Ventures LLC), 33.0% ownership, Membership Interests of Reflective Ventures LLC
- Kevin Valentine (Venture Partner of Reflective Ventures LLC), 0.0% ownership, Membership Interests of Reflective Ventures LLC
- Luigi D'Onorio DeMeo, 40.0% ownership, Common Stock
- Christopher Young, 40.0% ownership, Common Stock

Classes of securities

- Common Stock: 5,000,000

  The Company is authorized to issue up to 10,000,000 shares of common stock. There are a total of 5,000,000 shares currently outstanding.

  #### Voting Rights

  Holders of our common stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors.

  #### Dividend Rights

  Holders of our common stock are entitled to receive dividends if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

  #### Right to Receive Liquidation Distributions

  In the event of the liquidation, dissolution, or winding up of the Company, or the occurrence of a liquidation transaction, holders of the common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all the Company's debts and other liabilities and the satisfaction of any liquidation preference paid to Reflective Ventures.

  #### Board Positions

Presently, there are three board members. Reflective Ventures, the seed investor maintains one board position, Christopher Young and Luigi D'Onorio Demeo each maintain a board position, respectively.

What it means to be a Minority Holder

As a minority holder of common stock, you will have limited ability to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share.

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or

divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-08-31.

Financial Condition

Results of Operation

The Company has no historical operating history and is operating pre-revenue. Without any additional funds raised, the Company will no longer be able to fund operations after March 2019. If the Company raises the full Regulation CF amount of $1,070,000, there will be enough runway through all of 2019 without including any revenue. The largest expenses to the Company in the near future are to fund development and marketing which account for more than 60% of monthly expenses.

Financial Milestones

The Company is operating as pre-revenue and is currently building technology with the capital it has so far raised. The Company anticipates having enough resources and liquidity to deliver its Alpha product in Q4 2018. The Company is attempting to now secure funding via this capital raise and others to ensure delivery of its beta and final product release.

The Company previously raised a total of $1,000,000 to be paid out as the Company achieves certain milestones. At present, the Company has received 70% of the funding and is due to receive the full amount by February 2019. The company is due to receive $100,000 in October, December and February. At present, the Company has no reason to believe that there is any risk to meeting those milestones.

The Company anticipates generating revenue after its beta launch in Q1-Q2 2019. The beta product will include actual monetary stakes from Voters and thus, the Company will generate revenue via fees on voting. We do not expect the Company to be initially profitable from this revenue in Q1-Q2 2019. The Company is seeking to raise $4,000,000 to $7,000,000 in this capital raise including the $1,070,000 via this Start Engine raise.

The Company anticipates revenue of $760,000 and Total expenses of $1,500,000 in 2019 and revenue of $6,000,000 and expenses of $3,400,000 in 2020. These projections are based on the Company's best efforts to forecast into the future.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company including lines of credit or potential angel investors. We believe that we will need approximately $2 million USD to successfully develop a voter network, and another $1m USD to continue to develop the Proof platform. Should we not obtain this goal, Proof will continue to raise additional funds.

As of October 31, 2018, Proof is due $210,000 in cash and $90,000 in RHOC from Reflective Ventures. These funds will be dispersed equally in November, January 2019 and March 2019. To receive these funds, Proof must deliver a Go to Market Strategy, deliver a full technical spec, and deliver a minimally viable product running on Rchain's testnet. Proof has already delivered the first two of the three deliverables and is expected to deliver the last deliverable in December.

The Company previously raised a total of $1,000,000 to be paid out as the Company achieves certain milestones. At present, the Company has received 70% of the funding and is due to receive the full amount by February 2019. The company is due to receive $100,000 in October, December, and February. At present, the Company has no reason to believe that there is any risk to meeting those milestones.

The Company has no historical operating history and is operating pre-revenue. Without any additional funds raised, The Company will no longer be able to fund operations after March 2019. If the Company raises the full Regulation CF amount of $1,070,000, there will be enough runway through December 2019 without including any revenue. If the Company raises the minimum amount of $10,000, the Company will need additional funds before April 2019. The largest expenses to the Company in the near future are to fund development and marketing which account for more than 60% of monthly expenses.

The Company intends to accept an investment of $45,000 from an investor who is affiliated with the issuer, Luigi Donorio Demeo, the CEO of Proof Media Inc.

Indebtedness

The company does not owe any debt.

Recent offerings of securities

- 2018-04-30, Section 4 (a)(2), 1000000 Common Stock. Use of proceeds: Marketing $17,799 Business Development 88,121 Salaries 127,640 Legal 5,672 Travel 5,853 Rent 8,398 Payroll Taxes 12,576 Other 6,966 Total $273,025

Valuation

$20,000,000.00

The aforementioned $20,000,000 valuation of the company is based on a Gordon Growth Model using the Company's 5-year cash-flow forecast. The valuation was created by the Company and assumes the Company will generate $300 million in Revenue in 2023 and $88 million in after-tax modified cash flow. The forecast assumes a 35% discount rate and long-term growth rate of 3% to establish the terminal value. The present value of the future cash flows plus the terminal value equals a produced valuation of $20,080,000. This valuation is predicated on the Company raising $10,000,000 in additional capital (including this raise) over the next 5 years.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$1,070,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$64,200
Net Proceeds	$9,400	$1,005,800
Use of Net Proceeds:		
R&D & Production	$3,738	$400,000
Marketing	$1,869	$200,000
Working Capital	$467	$50,000
Salaries	$2,803	$300,000
Other	$523	$55,800
Total Use of Net Proceeds	$9,400	$1,005,800

We are seeking to raise a minimum of $10,000 (target amount) and up to $1,070,000 (overallotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of $1,070,000, we believe the amount will last us 9 months and plan to use the net proceeds of approximately $1,005,800 as per the above table.

The use of Marketing funds will be used predominately to acquire Voters on the Proof platform. The Company has conducted a Market Research study which has helped identify the most likely Proof Voters and will use social media and advertising to target those potential users.

The budgeting for R&D Production is primarily for continued effort to reach the beta product in Q1-21 2019. The funds will also be used to implement new features and gamification of the platform. After the release of the beta, the team will be focused on building a mobile application.

The salaries budget include funding general operations and officers specifically CTO, Project Manager, Strategic Advisor, Lead Economist, Marketing Director and President.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.proofmedia.io/investors in the section labeled annual report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Proof Media Inc.

[See attached]

PROOF MEDIA INC.

FINANCIAL STATEMENTS
AUGUST 31, 2018

PROOF MEDIA INC.
AUGUST 31, 2018

TABLE OF CONTENTS



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Management
Proof Media Inc.
Manalapan, NJ

We have reviewed the accompanying financial statements of Proof Media Inc. (a corporation), which comprise the balance sheet as of August 31, 2018, and the related statements of operations, shareholders' equity and cash flows for the period April 9, 2018 to August 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Perlson LLP

North Massapequa, NY

October 18, 2018

977 North Broadway ● North Massapequa, NY 11758 ● Ph: (516) 541-0022 ● Fax (516) 541-7760

PROOF MEDIA INC.
BALANCE SHEET
AS OF AUGUST 31, 2018

ASSETS

Current assets		
Cash	$	358,568
Related party cryptocurrency		53,741
Fixed assets, net of accumulated		
depreciation of $149		2,834
Deferred tax asset		76,803
Security deposit		3,584
Total assets	$	495,530

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities		
Accrued expenses	$	620
Shareholders' equity		
Common stock, $0.01 par value, 10,000,000 share authorized,		
5,000,000 shares issued and outstanding		50,000
Additional paid-in capital		647,891
Retained earnings (deficit)		(202,981)
Total shareholders' equity		494,910
Total liabilities and shareholders' equity	$	495,530

PROOF MEDIA INC.
STATEMENT OF OPERATIONS
FOR THE PERIOD APRIL 9, 2018 TO AUGUST 31, 2018

Revenue	
User revenue	$ -
Operating expenses	
Advertising and marketing	17,799
Bank fees	129
Business development	88,121
Computer expense	703
Depreciation	149
Insurance	4,896
Job supplies	20
Legal and professional services	5,672
Travel, meals and entertainment	5,853
Office supplies and software	749
Payroll processing fees	320
Rent	8,398
Salaries and wages	127,640
Payroll taxes	12,576
Other expenses	6,259
Total expenses	279,284
Loss before tax benefit	(279,284)
Income tax benefit	76,303
Net loss	$ (202,981)

PROOF MEDIA INC.
STATEMENT OF SHAREHOLDERS' EQUITY
FOR THE PERIOD APRIL 9, 2018 TO AUGUST 31, 2018

	Common stock shares	Common stock par value $0.01 per share	Additional paid-In capital	Retained earnings (deficit)	Total shareholders' equity
Balance as of April 9, 2018	-	$ -	$ -	$ -	$ -
Shares issued	5,000,000	50,000	-	-	50,000
Net loss	-	-	-	(202,981)	(202,981)
Shareholders' capital contributions	-	-	647,891	-	647,891
Balance as of August 31, 2018	5,000,000	$ 50,000	$ 647,891	$ (202,981)	$ 494,910

PROOF MEDIA INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD APRIL 9, 2018 TO AUGUST 31, 2018

Cash flows from operating activities	
Net loss	$ (202,981)
Adjustments to reconcile net loss to net cash (used in) operating activities	
Depreciation	149
(Increase) decrease in operating assets:	
Cryptocurrency	(53,741)
Security deposits	(3,584)
Deferred tax asset	(76,803)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	620
Net cash (used in) operating activities	(336,340)
Cash flows from investing activities	
Purchase of property and equipment	(2,983)
Net cash used in investing activities	(2,983)
Cash flows from financing activities	
Issuance of common stock	50,000
Shareholders' capital contributions	647,891
Net cash provided by financing activities	697,891
Net increase in cash	358,568
Cash, beginning of period	-
Cash, end of period	$ 358,568

See accompanying notes to financial statements.

NOTE 1 – NATURE OF BUSINESS

Proof Media Inc. (the "Company"), a New Jersey corporation , was incorporated on April 9, 2018. The Company is developing an online platform (the "Online Platform") where a community is incentivized to submit, research and vote on the truthfulness of content.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and contingencies. Although actual results in subsequent periods will differ from these estimates, such estimates are developed based on the best information available to management and management's best judgments at the time made. All significant assumptions and estimates underlying the reported amounts in the financial statements and accompanying notes are regularly reviewed and updated. Changes in estimates are reflected in the financial statements based upon ongoing actual experience trends, or subsequent settlements and realizations depending on the nature and predictability of the estimates and contingencies.

Cash
For purposes of the statement of cash flows, the Company considers cash in bank accounts, cash on hand and demand deposits as cash.

Cryptocurrency
RChain is a fundamentally new blockchain platform rooted in a formal model of noncurrent and decentralized computation. The RChain Cooperative (the "Co-op") is leveraging that model through correct-by-construction software development to produce a concurrent, compositional, and massively scalable blockchain. Rchain was the culmination of a number of innovations that ultimately became Reflective Venture Partners LLC ("Reflective"). RHOCs are an Ethereum ERC20 token issued by the Co-op in early 2007 intended as a vehicle for people to get access to technology.

Property and equipment
Property and equipment are recorded at cost. Expenditures for major additions and betterments are capitalized. Maintenance and repairs are charged to operations as incurred. Depreciation of fixed assets is computed by the straight-line method over the assets' estimated lives ranging from three to seven years. Leasehold improvements are depreciated over the lesser of the lease terms or the assets' useful lives. Upon sale or retirement of fixed assets, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes

Under Accounting Standards Codification ("ASC") 740, *Income Taxes,* ("ASC 740") guidance is provided as to how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. US GAAP requires the evaluation of tax positions taken to determine whether the tax positions are "more-likely-than-not" to be sustained upon examination by the applicable taxing authority.

Deferred tax assets and liabilities are recorded for the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities at the dates of the balance sheet and their respective tax bases. Deferred tax assets and liabilities are computed using currently enacted tax rates. Deferred tax assets are reduced by a valuation allowance, if necessary, to the amount that management believes will more likely than not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates in the period in which changes are approved by the relevant authority. Deferred tax assets and liabilities are presented on a net basis for the same tax-paying component within the same tax jurisdiction. See Note 6 – Income Taxes.

Strategic Partnership Agreement

On April 30, 2018, the Company entered into a strategic partnership agreement (the "Agreement") with Reflective in order to attempt to advance the business intentions including, the coordinated and synchronized release of products and/or services developed by the Company with the release of the Online Platform. The Agreement is for the period April 30, 2018 to October 31, 2018 and includes payments in cash and RHOC in exchange for equity in the Company totaling $850,000 and $150,000, respectively. If certain deliverables are not met or in the event of the early termination of the Agreement, the Company can repurchase the number of shares previously issued to Reflective pro rata pursuant to a restricted stock purchase agreement. See Note 7 – Related Party.

Recent accounting pronouncements to be adopted

The financial accounting standards board ("FASB) issued accounting standards update ("ASU") 2015-17 *Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes* ("ASU 2015-17"). ASU 2015-17 require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The current requirement that that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented in a single amount is not affected by the amendments in this update. For non-public entities the amendments of ASU 2015-17 are effective for financial statements issued for annual periods beginning after December 31, 2017. The adoption of ASU 2015-17 will result in modified disclosures and management is currently evaluating the impact on the Company's balance sheet and statement of operations.

NOTE 3 – PROPERTY AND EQUIPMENT

As of August 31, 2018, fixed assets consists of the following:

			Estimated Useful Life
Computer equipment	$	2,983	5 years
Less: accumulated depreciation		(149)	
	$	2,834	

Depreciation of $149 is reflected on the statement of operations for the period ended August 31, 2018.

NOTE 4 – COMMITMENTS

Office space lease
The Company leases office space under the terms of a month-to-month lease (the "Lease Agreement"). As part of the Lease Agreement, a security deposit of $3,584 was remitted. Rent expense related to this lease was $8,398 for the period from April 9, 2018 to August 31, 2018.

NOTE 5 – CONCENTRATION

The Company maintains its cash in accounts that are insured up to $250,000 by the Federal Deposit Insurance Corporation ("FDIC"). Throughout the year, the bank balances may exceed the limit insured by the FDIC. At August 31, 2018, the total cleared balance for all accounts held by one of the financial institutions exceeded the insured amount by approximately $108,600.

NOTE 6 – INCOME TAXES

The components of the income tax benefit for the period April 9, 2018 to August 31, 2018 is as follows:

Current taxes:		
Federal	$	-
State		500
		500
Deferred taxes:		
Federal		(58,650)
State		(18,153)
		(76,803)
Total benefit:	$	76,303

NOTE 6 – INCOME TAXES (CONTINUED)

The components of the earnings loss before income taxes for the period April 9, 2018 to August 31, 2018 is as follows:

Domestic	$	(279,284)
	$	(279,284)

A reconciliation of the tax benefit for the period April 9, 2018 to August 31, 2018, based on the federal statutory tax rate to the effective tax rate, is as follows:

Statutory tax benefit	$	76,303
Total	$	76,303

NOTE 7 – RELATED PARTY

As of August 31, 2018, the cryptocurrency held is issued by Reflective.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through October 18, 2018, the date of which the financial statements were available to be issued.

Office space lease
Effective September 30, 2018, the Company cancelled their month-to-month Lease Agreement and expect to receive their full security deposit to be returned.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Proof Media is pending **StartEngine Approval.**

▶ PLAY VIDEO

0
Investors

$0.00
Raised of $10K - $1.07M goal

♡



Proof Media
Voting System to Discern True News
● Small OPO   ⌂ Manalapan, NJ   ◆ Consumer Internet
● Accepting International Investment

Overview   Team   Terms   Updates   Comments   **Share**

Welcome To Proof

We Believe Truth Matters

A New Type Of Editorial System

Invest In: **Proof Media**

At Proof, we believe in the truth. We've developed a new system wherein people become voters and are incentivized to vote on the truthfulness of content. Our founders have recognized, after storied careers studying market behavior, that the wisdom of crowds and a shared economy can be used to assist in uncovering the truth in content.

> *Proof uses the wisdom of crowds, a shared economy, well-designed incentives, and applied microeconomic theories to create a unique, inexpensive and scalable solution to solve society's problem of untruthful content.*

By leveraging various concepts, including blockchain, and applied microeconomics, Proof was conceptualized to secure access to truthful content in text, video and photographic form.

The Need for Proof:
It was succinctly put in a paper labeled "Trends in the Diffusion of Misinformation on Social Media,"

(https://web.stanford.edu/~gentzkow/research/fake-news-trends.pdf)
that "A substantial number of U.S. adults were exposed to false stories prior to the 2016 election, and post-election surveys suggest that many people who read these stories believed them to be true." We trace this problem back to the mid 1990s, where a commonly held belief was that the internet would democratize the creation and distribution of content supported by a new advertising model. Unfortunately, in many ways, it appears that **content has been weaponized by people, groups, publishers, and countries for purposes of generating clicks, destroying personalities, modifying elections, or lying for the sake of self-interest.**

The Wisdom of Crowds:
As made famous in James Surowiecki in his novel "The Wisdom of Crowds", the concept is that under the appropriate conditions, aggregated individual decisions provide highly reliable judgments which over time are









greater than any one individual by themselves. Since its early adoption in economics, **the wisdom of crowds has been utilized in political science, sociology, psychology and other disciplines to solve simple to complex problems.**

Join Us (Development Phase)

Be a part of the search for truth. <u>Proof is currently in development with alpha version forthcoming in December 2018.</u> Nearly all major features for the alpha have been developed and the team is working diligently on stress testing the software. The alpha version that will be released in December is to test the robustness of the software and adjust scaling measures. It is also a great way to solicit feedback from users on which features they would like to see in the beta, which is the next phase. The alpha will not use actual money and will not be run on the blockchain. The beta which is slated for release in Q1 2019 will include actual payments and use the blockchain.

The Offering

Investment

$4/share of Common Stock. When you invest you are betting the company's future value will exceed $21.0M.

Perks

1. Any investors of $300 or greater are eligible to be the very first alpha testers of the Proof platform in December 2018. The alpha testers will receive a bonus which can be used to generate real money when the beta product launches.

2. Any investors of greater than $1,000 will be entitled to receive a $50 opening balance with the launch of the beta product to be released in Q1-Q2 2019.

3. Any investors of $75,000 or greater will be invited to the Proof Kick-off Event in Q3 2019 with the management team.

*All perks occur after the offering is completed.



This Offering is eligible for the
StartEngine Owners' 10% Bonus.

For details on the bonus, please see the ***Offering Summary*** *below.*

We believe people, equipped with the truth, will improve the world.

Find Proof

Proof is being developed for multiple users (community members) who can engage and receive incentives for their work. There are three community member roles within the Proof ecosystem.

- **Submitters:** These individuals provide us with content that they believe is questionable and are relying on our community to vote on the factual content of the article.
- **Readers:** Individuals who come to the platform because they value vetted content and the experience of the community's proprietary news analytics.
- **Voters:** They review and vote on content as part of a larger community-driven effort to ascertain facts.

Each of these members is incentivized towards good behavior and some of which are paid for their work.

Key Product Details

- The wisdom of the crowds to help determine the truthfulness of online content
- All votes are blind
- Our solution leverages blockchain technology and cryptography
- All users will commit monetary votes to assert their opinion
- Proof does not collect personal data, other than the minimum features required to pay our voters

Proof's VALUE

Proof's value to investors comes from three main areas:

1. The development of a voting network
2. The development of intellectual property associated with its voting mechanism
3. The continuing aggregation of data that is used to create Proof metadata, or analytics associated with content sources, writers/journalists.

- Anyone can submit an article to Proof
- Anyone can visit Proof and see the basic metadata and read our voter outcomes

Actual product images

topics and other analytic data sets. Proof's metadata will be the first source of verified quality and truthfulness ratings for journals, writers, bloggers, vloggers and photographers.





Platform Users
SUBMITTERS: Someone who reads an article or media post, watches a video, or looks at an image where the truthfulness of the content is called into question. This user submits the article to Proof. (For Free)
READER: A reader is a user who comes to the platform, and is not required to register. This user can browse content, and analyze Proof's meta data.
VOTER: A voter is a registered Proof user, who has been KYC'd and has made a dollar denominated deposit in their Proof wallet. Voters take a position on an article as mostly true or false. Voters are paid on their performance.
Proof

The Features Of Proof









APPROVED

Blockchain

At Proof, we view blockchain as another technical tool we can use rather than a panacea - as it's viewed at most startups: the blockchain provides us with **immutability.** Given the nature of where Proof receives content from: links and content can change during or after voting takes place. The Blockchain provides us a timestamp of the content that was voted on and at what time, so that **there is no ambiguity.**

Trustless Voting

We believe that Trustless Voting is paramount given the lessons we have learned from Web 2.0. We are building, over time a voting system that does not require voters to trust Proof since they can self-audit their votes and we can prove via cryptography that the votes cast are, in fact, real votes.

Proof

The Platform

We are working tirelessly to provide a UX experience that simply does not exist for any platform that leverages blockchain. The technology stack is currently being built using python/Django for the back-end built on AWS infrastructure. The front-end is written in React and based on Redux framework.

R Chain

Proof is planning to build parts of its application on RChain, a new blockchain platform. RChain produces a concurrent, compositional, and massively scalable blockchain. While Ethereum is built as a sequential machine, meaning that each process needs to wait for one to complete before another can start; Rchain is fundamentally different in that it is designed to be concurrent. This means RChain will be cheaper and faster than Ethereum.

The Online Publishing Industry Is Broken

We believe the news industry has failed, and requires changes to optimize this industry once again. Proof can address those required changes.

The Marketplace Is Changing

It was succinctly put in a paper labeled "Trends in the Diffusion of Misinformation on Social Media", that "A substantial number of U.S. adults were exposed to false stories prior to the2016 election, and post-election surveys suggest that many people who read these stories believed them to be true." It is our belief that this problem can be traced back to the mid 1990s when independent (personal) publishing created an identity much different from its historical roots in professional publishing. From creating web pages with FrontPage and Dreamweaver to the development of Blogger and WordPress, the traditional idea of personal and professional publishing began to blur. This period was the beginning of the call for the "democratization" of news and publishing and, in many respects, it was a call for the elimination of the major publishing companies' power over information.

The deep philosophical idea of the 1990's new publishing marketplace was the

We believe that serious news services of the past have been replaced with entertainment news based on feeding viewers shock and awe, politically aligned propaganda and, worst of all, lies and manipulations to change outcomes of elections.

Other than companies like Snopes, there are essentially no commercially viable solutions (of which we're aware) that can assist the reader in uncovering factually incorrect statements, biases or outright lies. It is because of this, that the news and online content marketplace has continued to move closer to a failed news marketplace.

PROOF of Concept

To fix the news marketplace, **we believe an arbitrator or a quality control mechanism is necessary.** Perhaps this can be the state or

disintermediation of publishers, the removal of their power over content, and the notion of returning the voice to the people.

We believe that publishing was pushed in a new direction: the model moved away from consumer paid content (with some advertising) to the new model of advertising-paid consumption. While many internet users were now pleased with the financial benefit of having to pay little to access content online, the negatives of sometimes-abusive pop-up and banner advertisements were a negative.

But, no one was talking about the **possible crowding out of high-quality journalism in acceptance for lower-quality, traffic-generating, online cable content.**

Newly founded publishers were able to compete against the larger publishers if they were able to garner enough viewers to their website. **Smaller and growing publishers created online content that was about grabbing attention, special interest publishing and other methods to gain traction with new viewers or readers.**

Content streamed 24 hours a day, 7 days a week - a stark contrast to the way many people consumed news up until the 1990s, where the focus was on daily newspapers, television news on the hour, and other less than real time news updates. With the increase in the supply of news content, coupled with increased advertising to online channels and a decreasing number of newspaper purchasers, the race to the bottom began. It **became increasingly difficult to decipher high quality from low-quality news content.**

federal government. Though government intervention can be helpful in the short run, research suggests that **an optimal solution would be for the market to correct itself in the long run.**

For proof, let's take the example of the used car market.

In the 1970s and the 1980s, **there was a push for the government to intervene in creating laws such as the Lemon Law, adopted in many states.** However, in our view, years later the market created its own market correcting mechanisms with the invention of new companies such as CarFax. Had it not been for government intervention in the short term and or the creation of market solutions in the long term there is a very good chance that the used car market would have continued to exist under the guise of a manipulative and shady car salesman.

What appears to be needed is the CarFax of the news marketplace, where an arbitrator can adjudicate quality of content, yet receive some form of incentive to do so. Unfortunately, we believe there is a nuance in the news market that was not existent in the used car market. In the used car market there were actual purchasers of automobiles, whereas in the news market **many consumers pay little to nothing to acquire content and many independent publishers cannot afford any additional costs.** Any market solution that can solve the news quality and trust problems will **need to provide a solution where there is no cost to the news provider and no cost to the news consumer.**

That's Why We've Got PROOF

We're presently building a blockchain enabled platform using the wisdom of crowds to adjudicate the truthfulness of online content.

This Is How Our Platform Works

- A user reads an article. For one reason or another, they don't trust the underlying facts but have limited free time to validate the facts themselves.
- User submits the article's URL via our Proof web browser interface
- Proof receives the article, which is then routed to many registered voters who have expressed an interest in reviewing the article's underlying facts.
- After reading and researching the facts in the article, Voters place a vote with Proofs (our native token - which is purchased in advance of voting on an article and stored in a Proof wallet). They can vote that the article is "mostly true" or "mostly false".
- After meeting many back-end proprietary thresholds, the vote closes and the side of the vote with the non-simple majority of votes wins.
- The majority receives their winning Proofs in their wallet in real time.
- Proof takes a small fee to facilitate the market and to further develop the platform.
- The submitter is notified of the outcome, and the outcome is placed on the platform for future searches.

Proof Has the Potential to Realign The Incentives Of Media Market Participants

- High-quality journal articles will receive good ratings (voter outcomes) and the producers of fake news will be hurt with poor ratings.
- Content consumers will be able to quickly decipher those journalists and journals who write factually correct articles and those who do not.
- Advertisers will learn which of the journals are higher quality versus lower quality, and the industry advertisement spend will be







Is it True or False?
Your Wager
As Paul Manafort's trial resumes, all eyes are on Rick Gates

Proof

Continue with Facebook
Continue with Google
SIGN UP WITH PROOF

My Votes & Wallet
318
BUY PROOFS

lower quality, and the industry advertisement spend will be reallocated to trustworthy journals.

- Producers and consumers of content will have to pay nothing for the Proof truthfulness rating.
- Voters will be paid an appropriate wage based on the level of research they put in. The more research that a voter conducts the better the chance of them being on the right side of the article's vote. Voters will be paid based on the outcome of a vote. Proof uses the wisdom of crowds to structure its voting mechanism.
- Should Proof's hypothesis hold true — lower quality producers will be forced to exit the marketplace because of less to no advertising revenue.
- Although Proof will have rules for its members, the token incentive will push the voters to act as a self-regulating authority.
- Society, in general, will benefit from the solution because there will be a reversion toward trustworthy news, and biases and lies will be removed from the news market.



Actual product images

Proof envisions changing the news-viewing experience, focused not only on the content, but also the reputation of the journalist, the publisher, the journal, the geography in which the content is coming from, and many other analytics that will provide a much different and more rewarding experience to the reader. Proof is currently in development of its product with its alpha product being developed and coming to the market in Q4 2018. In the meantime, while Proof is building its product, it is also recruiting voters for launch day.

Our Team Has What It Takes



The Proof Team comes from all over the globe. At the moment we have team members in Italy, Poland and the United States, with expectations of continuing to grow our team in South America, Eastern Europe the Middle East and elsewhere.

Our team members have varied ages ranging from Generation X, Generation Y to Millennials. At the core of our shared DNA is a desire to be ethical in everything we do: from how we develop our voting mechanism to how people share in our success, each component of our business is analyzed through and ethical lens first. Each of our team members share in our wanting to help leave the world better than when we entered it: we believe people equipped with the truth will improve the world.

We believe Proof is the only one of its kind using the wisdom of crowds coupled with blockchain technology in order to identify the truthfulness of online content.

We're addressing a market failure and hope to change the way news and online content is published and consumed. We're ready to help advertisers participate with the most ethical and trustworthy news sources. Proof is scalable, and with the right size network of voters can be a company with a substantial revenue base serving the global community.

Although headquartered in the United States, we believe that a market for the Proof solution has a global reach.

Proof does not believe that industries will be negatively impacted from its solution, but rather that journalists and writers with a preconceived notion of harming the journalism community will be identified and ultimately peered out from future opportunities. Plus, we believe we'll eventually be able to add jobs, globally.

Join us, and let's sweep away fake and misleading content.



Together.





Proof is Created in Concept Form

A new editorial system: "Voters" are incentivized with tokens to vote on the truthfulness of content.

Summer 2017

May 2018

Round #1 Funding

Proof received a 1 million dollar commitment from Reflective Ventures to develop a minimal viable product.

May 2018

First Employees Are Hired

Executive team is on-boarded and development team is put into place in Poland.

June 2018

Economic Consulting Team Contracted

Proof contacts a team to develop a state of the art voting model.

July 2018

Market Research Begins

Proof begins to survey 1.5K US citizens, requesting usage, preference and pricing information with respect to the Proof concept.

August 2018

IT'S GAME TIME!

Proof Launches Proof The Game

In an effort to highlight the basics of Proof voting, Proof launched an online game called Proof It.

September 2018

Go To Market Strategy And Voting Algorithm Established

Economic and Marketing teams sign off on positive strategies.

December 2018

Alpha is completed

Alpha is live (Anticipated)

In the Press

Medium | Medium | west | Medium | Medium | FINSMES

Medium | Medium | Medium

SHOW MORE

Meet Our Team





Luigi D'Onorio DeMeo

Co Founder, CEO and Director

For the past eight (8) years, I held various positions including my role as a Trader at Citigroup, specializing in equity securities and credit derivatives. My passion for financial markets led to a deep interest and appreciation into blockchain technology. I view this technology as having the ability to fix what is broke with the internet and building Proof is part of that mission. As a Co-founder of Proof, my role is to help set the vision and path for the product and to work with the team to build the best community possible. My promise is to never compromise on quality and to always remember why we are building Proof. I currently work at Proof Media full-time from inception in April 2018 to present and this is my primary role. Previous Roles: Associate at Sobel & Co LLC. Built financial models for purposes of economic damages and M&A 3/2017 - 5/2018 Equity Trader at Citigroup ICG. Traded industrial, material & REIT sector on the US Institutional desk. 8/2015 - 2/2017 Credit Index Trader at Citigroup. Traded CDX HY and IG on Institutional Trading Desk. 6/2014 - 8/2015





Christopher Young PhD

Co Founder

As co-founder of a startup, my role is, well, undefined. My daily task is to help build our Proof community, to understand what excites them about the platform, or what can be enhanced. Some people may call this role, strategic marketing, others may call it strategy. At the core of my responsibility is to understand our users and to work with our product management team to build the best community experience possible. Additionally, part of my role, wearing my economics hat, is to work with our economic advisory team to ensure we have the best voting mechanism possible and to always be in front of the changing science in this area. Prior to Proof I wore many hats, and some I still do so. I am a professor of business ethics at Rutgers Business School where I enjoy working with young minds as they think about their careers and the choices they make in business. I currently work at Proof Media full-time from inception in April 2018 to present. Previous Roles: Professor at Rutgers Business School. Professor in Department of Management and Global Business. 7/2014 - Present (full-time and primary role) Co-Founder at Red Maple Economics. Testifying expert and economic damages consultant. 4/2018 - Present Co-Founder at Proof Media 5/2018 - Present Fellow at Rutgers Institute for Ethical Leadership 12/2017 - Present Principal at Sobel & Co LLC. Managing Director of a team focused on economic consulting. 9/2012 - 4/2018 Managing Member at Reinvention Partners 08/2007 - 12/2017





Paolo D'Onorio DeMeo

Head of Technology

Prior to my role as the Chief Technology Officer at Proof, I was a senior full stack developer at Cinceca. having led teams with various flagship projects such as EUDAT, EOSC-hub, Human Brain and SeaDataCloud. For more than fifteen years, I have built applications in the distributed cloud to ease access and processing of big data. A fan of virtual infrastructure, blockchain systems, containers and micro services, ansible and REST APIs backends, I am always striving to find the zen in coding. Most recently, I worked on a project building an automated crypto trading algorithm that led to a deeper appreciation for blockchain technology. Ethereum and solidity based smart contracts excite me and it is my belief that there is a potential to change how people interact and think about trust. I am a full-time contributor at Proof Media.





Michele Leppard

Director of Marketing

Sales Producer, True Professional of the Year and Employee of the Year, while also earning the reputation of being a "Straight Shooter"As the Director of Marketing at Proof, I will be focusing on engaging and growing our new community members. Prior to my role at Proof, I held various positions in both sales and marketing driving corporate growth, innovation and great relationships. I believe that the 'power of positivity' has proven to be, not only a key to my success, but the driving force behind it. Throughout my career, I am humbled to have received such accolades as Top Sales Performer and Professional of the Year awards, as well as being named a straight shooter by my friends, peers and colleagues. Having a genuine interest in the blockchain technology, and my passion for truth, I knew that Proof would be the perfect fit. Since graduating with a Political Science Degree from Montclair State University, I have attended Graduate Courses on Education and have earned my Certified Fraud Examiners Certification.





Daniel Sieberg

Strategic Advisor

Daniel Sieberg has spent 25 years at the intersection of journalism and technology as a content creator, editor, thought leader, startup cofounder and marketing exec. His roles include high-level positions at Google for six years helping build Google for Media and the News Lab into global teams while routinely serving as official spokesperson across a variety of initiatives and products; at CBS News, ABC News and CNN serving as science and technology correspondent for a collective 12 years; and at the Vancouver Sun as a business, civics and tech daily reporter while completing his master's in journalism at the University of British Columbia. His non-profit affiliations include the YMCA, International Center for Journalists, Canadian Journalism Foundation, Overseas Press Club and Saybrook University Board of Trustees. Sieberg has been nominated for 5 News & Documentary Emmy Awards and received the Rafe Mair Award for Community Service Journalism but he is most proud of his award as a Queen's Scout of Canada, which is the highest order of individual scouting in the country. Daniel is a part-time contributor at Proof. He also works with GroundSource, a news company.





Kurt Rotthoff Ph.D.

Lead Economist

Kurt is an Associate Professor of Economics and Finance at Seton Hall University's Stillman School of Business. He teaches the Principles of Microeconomics, Principles of Macroeconomics, Intermediate Microeconomics, Money & Banking, Sport Finance, and a seminar on Economics & Liberty to undergraduate students. He also teaches an Economics Pre-Qualifier and Sports Finance to MBA students.





Piotr Grzesik
Full Stack Developer

I am a Full Stack Developer with strong DevOps background, currently working for Proof. During my career, I worked on a variety of different projects, mostly connected to e-commerce, energy trading and blockchain technologies. I had a chance to work with a myriad of technologies and programming languages, like Python, Javascript, Solidity and Go. When it comes to infrastructure, I feel most comfortable with using AWS cloud offerings, but have some experience with Azure and Digital Ocean as well. In addition to that, I'm also one of the organizers of "Pykonik", which is Python User Group based in Cracow. I have been frequently invited to speak at meetups and conferences, as well as mentor at Django Girls events. waiting for mateusz





Mateusz Probachta
Full Stack Developer

I'm a Full Stack Developer with blockchain and solidity experience, currently working for Proof. Throughout my career, I had a chance to work with programming languages, like Python, Javascript, Solidity, Go, Clojure and most recently Rholang.





Kevin Valentine
Investor & Board of Directors

Kevin is an astute and trusted advisor experienced across a range of roles including venture capital, business development, and financial analysis. Kevin started his career as an analyst at Moody's Investor Service (10/2006 - 11/2007) where he focused on financial analysis and risk management. He then partnered (Partner) with a team of tech executives and scientists to form Q-Bank Group (11/2011 - present), a fund with an investment mandate focused on the commercialization of intellectual property (Artificial Intelligence and Neuroscience). Kevin became an investor in blockchain related projects in 2013 and serendipitously learned about RChain on Twitter from RChain board member Vlad Zamfir. Today, Kevin is a member of RChain's Executive Committee. Kevin has been a Venture Partner at Reflective Venture Partners since January 2018 and retains a financial interest in Q-Bank Group. Previous Roles: Board Director at Proof Media 8/2018 - Present Venture Partner at Reflective Ventures 4/2017- Present Business Development at Q-Bank 11/2011 - Present Co-op Member, Executive Committee at RChain Cooperative 4/2017 - Present



Offering Summary

Maximum 267,500* Shares of Common Stock ($1,070,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 2,500 Shares of Common Stock ($10,000)

Company	Proof Media Inc.
Corporate Address	6 Grandview Lane, Manalapan, NJ 07726
Description of Business	Proof Media, Inc. is a community enabled technology company that allows users to vote on the truthfulness of online content, such as news stories, blog posts, tweets and other social media. What makes the Proof solution successful is that it relies on the wisdom of crowds, coupled with a unique and proprietary voting algorithm, all recorded on the blockchain. Proof has one main goal with the release of its beta product, and that is to eradicate fake news and blatantly misleading new stories that permeate the major media outlets.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$4.00
Minimum Investment Amount (per investor)	$100

Perks*

1. Any investors of $300 or greater are eligible to be the very first alpha testers of the Proof platform in December 2018. The alpha testers will receive a bonus which can be used to generate real money when the beta product launches.

2. Any investors of greater than $1,000 will be entitled to receive a $50 opening balance with the launch of the beta product to be released in Q1-Q2 2019.

3. Any investors of $75,000 or greater will be invited to the Proof Kick-off Event in Q3 2019 with the management team.

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Proof Media will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of common stock at $4/ share, you will receive 10 common stock bonus share, meaning you'll own 110 shares for $400.   Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Form C Filings


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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.


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Based on Your Previous Interests - This broad selection of issuers is based on objective factors within your prior investment history, such as industry sector, location, and security type. This selection of issuers should not be taken as investment advice, and does not constitute investment advice by StartEngine. Prior to making any investment decision, it is upon you to make your own evaluation of the merits of any particular securities offering in relation to the high level of risk inherent in investing under Regulation Crowdfunding.

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www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC, located at 750 N San Vicente Blvd #800, West Hollywood, CA 90069. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types:

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.



VIDEO TRANSCRIPT (Exhibit D)

Video #1 & #2

Between clickbait, bot farms and the widespread popularity of fake news...
It's getting harder than ever to separate fact from fiction.
But what if there was a way to stop this downward spiral of deceit?
What if there was a way respected journalists had the opportunity to prove their upstanding reputations?
With the PROOF that dream is a reality.
How does it work?
Meet Tim...
As Tim is scrolling through his news feed, he comes across a questionable article.
Tim isn't sure about the accuracy of the story, so he sends it to PROOF.
This is Kelly. She is a verified voter with PROOF.
Kelly, along with the large community of PROOF voters looks at the article to objectively vote on the facts in the content.
Proof brings everyone together on a quest for one thing...TRUTH...
It has been proven, that large crowds are remarkably intelligent, under the right conditions and are smarter than the smartest people in them.
Tim wins, Kelly Wins. Everyone Wins with PROOF.
Become a part of the Proof community today!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.